EX-20.2 EXHIBIT 20.2 -- REMINDER CARD

A REMINDER

PECO ENERGY COMPANY ANNUAL MEETING OF SHAREHOLDERS -- APRIL 8, 1998

We previously sent to you proxy material concerning our upcoming
Annual Meeting of Shareholders.

According to our latest records, we have not yet received your proxy. Whether your holdings are large or small, receiving your signed proxy as soon as possible before the Meeting will be helpful and will aid us in avoiding further expense and delay.

The time before the Meeting is short. Due to the possibility of a delay in the mail, please sign, date and return the enclosed duplicate proxy immediately, even if your original proxy was mailed.

We appreciate your cooperation.

                             K. K. COMBS,
                             Deputy General Counsel and Corporate Secretary


PLEASE REMEMBER
TO SIGN AND DATE YOUR PROXY